UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 28, 2019

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Smedeland 36
2600 Glostrup (Copenhagen)
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a company announcement of Zealand Pharma A/S or the Company, dated May 28, 2019, announcing an increase in its share capital as a consequence of the exercise of warrants granted under one of Zealand’s employee warrant programs.

Employee warrant programs are part of Zealand’s incentive scheme, and each warrant gives the owner the right to subscribe for one new Zealand share at a pre specified price, the exercise price, in specific predefined time periods before expiration.

Furnished as Exhibit 3.1 are the Company’s Articles of Association updated as of May 28, 2019, for a more detailed description of Zealand’s warrant programs. The most current version is always available on the website: www.zealandpharma.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Ivan M. Møller
	Name:	Ivan M. Møller
	Title:	Interim Chief Financial Officer

Date: May 28, 2019

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EXHIBIT INDEX

Exhibit No.	Description

3.1	Articles of Association updated May 28, 2019

99.1	Company announcement dated May 28, 2019

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